August 27, 2018

VIA EDGAR

Mr. Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

    Re: Equity LifeStyle Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 28, 2018
File No. 001-11718

Form 8-K
Filed May 15, 2018
File No. 001-11718

Dear Mr. Lee:

The following is the response of Equity LifeStyle Properties, Inc. (the “Company”) to the comments made by the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter to Mr. Paul Seavey dated August 15, 2018.

Form 10-K for the fiscal year ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 49

Comment 1:    Based on footnote (2), it appears interest expense disclosed only relates to secured debt. To the extent material, please revise your disclosures in future periodic reports to also discuss the cash requirements for interest related to unsecured debt. Reference is made to footnote 46 of SEC Interpretive Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: To the extent material, the Company will revise its disclosure in future periodic reports to also discuss the cash requirements for interest related to unsecured debt.

Form 8-K filed May 15, 2018

Exhibit 99.1 Investor Presentation

Comment 2:    We note your discussion of Free Cash Flow on page 11. Please revise future presentations of free cash flow to include a presentation of the most directly comparable GAAP financial measure and a quantitative reconciliation from such GAAP financial measure to Free Cash Flow pursuant to Item 100(a)(1) and (2) of Regulation G.

Response: In future investor presentations where Free Cash Flow is discussed, the Company will present the most directly comparable GAAP financial measure and a quantitative reconciliation from such GAAP financial measure to Free Cash Flow pursuant to Item 100(a)(1) and (2) of Regulation G.

The Company acknowledges that it is responsible for the adequacy and accuracy of its disclosure notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or require additional information, please feel free to contact me at 312-279-1488.

EQUITY LIFESTYLE PROPERTIES, INC.

/s/ Paul Seavey
Executive Vice President & Chief Financial Officer

Cc:    Jeffrey Lewis, U.S. Securities and Exchange Commission
Larry Medvinsky, Clifford Chance US LLP

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